

This Form CB contains **9**
pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) ☐

Securities Act Rule 802 (Exchange Offer) ☒

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☐

Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☒



JUN 16 2003

Telecom Italia S.p.A
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Italy
(Jurisdiction of Subject Company's Incorporation or Organization)

Olivetti S.p.A.
(Name of Person(s) Furnishing Form)

**Ordinary Shares
and
American Depositary Receipts**
(Title of Class of Subject Securities)

Ordinary Shares ISIN IT 0001127429
ADR CUSIP 87927W106
(CUSIP Number of Class of Securities (if applicable))

**Riccardo Pettazzi
Department of Corporate Affairs
Telecom Italia S.p.A.
Corso d'Italia 41
00198 Rome (Italy)
+39006-3688-3201**

(Name, Address (including zip code) and Telephone Number (including area code) of
Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:
**Loris Bisone
General Counsel
Olivetti S.p.A.
Via Jervis, 77
10015 Ivrea (Turin)
Italy
Jeffrey M. Oakes
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG
Not Applicable**
(Date Tender Offer/Rights Offering Commenced)

PROCESSED

JUN 17 2003

**THOMSON
FINANCIAL**

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) Olivetti's press-release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders.

(b) Not applicable

Item 2. Informational Legends

The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia ordinary shares will be converted into Olivetti ordinary shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Olivetti and Telecom Italia are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment. You should be aware that Olivetti may purchase securities of Telecom Italia otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) Not applicable.

(2) Not applicable.

(3) Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

(1) A written irrevocable consent on Form F-X has been filed by Olivetti S.p.A. with the Commission on March 13, 2003.

(2) Not applicable.

Exhibit Index

of the bylaws of the Company Resulting from the Merger. ****

IV. Balance Sheet of Olivetti S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

V. Balance sheet of Telecom Italia S.p.A. at December 31, 2002 pursuant to Article 2501-*ter* of the Italian Civil Code. ****

VI. Report of the auditing firm Deloitte & Touche Italia S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VII. Report of the auditing firm Reconta Ernst & Young S.p.A. pursuant to Article 2501-*quinquies* of the Italian Civil Code. ****

VIII. JP Morgan Chase Bank Fairness Opinion, used by the directors of Olivetti S.p.A. for the purpose of establishing the exchange ratio. ****

IX. Summary description of the analyses carried out by JP Morgan Chase Bank, as Olivetti's financial advisor, with reference to its Fairness Opinion. ****

X. JP Morgan Chase Bank Confirmation Letter. ****

XI. Lazard Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of determining the exchange ratio. ****

XII. Summary description of the analyses carried out by Lazard, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XIII. Lazard Confirmation Letter. ****

XIV. Goldman Sachs Fairness Opinion, used by the directors of Telecom Italia S.p.A. for the purpose of establishing the exchange ratio. ****

XV. Summary description of the analyses carried out by Goldman Sachs, as Telecom Italia's financial advisor, with reference to its Fairness Opinion. ****

XVI. Conclusions reached by Professor Angelo Provasoli with regard to the valuation methodologies applied by JP Morgan in connection with its fairness opinion on the exchange ratio. ****

XVII. Extracts from the shareholders' agreements published pursuant to article 122 of the Consolidated Law. ****

XVIII. Report of the auditing firm Reconta Ernst & Young S.p.A. on its examination of the pro forma balance sheet and income statement amounts for Olivetti S.p.A. ****

XIX. Quarterly report of Olivetti S.p.A. as of March 31, 2003. ****

XX. Quarterly report of Telecom Italia S.p.A. as of March 31, 2003. ****

2.6 English translation of the Information Document (as previously furnished to the Securities and Exchange Commission as exhibit 2.5 to Form CB dated May 15, 2003) amended to reflect corrections at pages 6, 24, 43 and 73.*****

2.7   Balance sheet of Telecom Italia S.p.A. at December 31, 2002 (as previously furnished to the Securities and Exchange Commission as Annex V to exhibit 2.5 to Form CB dated May 15, 2003) amended to insert an inadvertently omitted table at page 214.*****

2.8   Olivetti's press release dated May 26, 2003 relating to the approval by the Olivetti's Extraordinary Shareholders' meeting of the plan of merger of Telecom Italia with and into Olivetti and the approval by the Olivetti's Ordinary Shareholders' Meeting of the financial statements for the year ended December 31, 2002. ******

2.9   Olivetti's press release dated May 26, 2003 relating to the determination of the offer price for the proposed cash tender offer for a portion of the Telecom Italia ordinary shares. ******

3.0   Olivetti press release relating to the deposit with CONSOB, the Italian Securities and Exchange Commission, of a communication to the market (in compliance with article 37, paragraph 2 of CONSOB Regulation no. 11971/1999) in relation to the intention to launch a voluntary partial tender offer for ordinary shares and American Depositary Shares representing underlying ordinary shares of Telecom Italia. *******

3.1   Olivetti's press release dated June 12, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders. ********

3.2   Olivetti's press release dated June 16, 2003 relating to the withdrawal rights exercised by Olivetti's shareholders.

---

*   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated March 13, 2003

**   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 16, 2003

***   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated April 24, 2003

****   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 15, 2003

*****   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB/A dated May 21, 2003

******   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated May 27, 2003

*******   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 5, 2003.

********   Previously furnished to the Securities and Exchange Commission as an exhibit to form CB dated June 13, 2003.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Olivetti S.p.A.

By: _____

Name: Loris Bisone

Title: General Counsel

Date: June 16, 2003

EXHIBIT 3.2

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

OLIVETTI

- **FINAL FIGURES FOR WITHDRAWALS ARE EQUAL TO 0.12% OF SHARE CAPITAL**

- **CONSEQUENTLY THE TOTAL AMOUNT OF FUNDS FOR THE PUBLIC TENDER OFFER EQUAL EURO 8,989 MILLION**

- **THE PUBLIC TENDER OFFER WILL BE MADE FOR 17.3% OF TELECOM ITALIA ORDINARY SHARE CAPITAL AND 17.3% OF SAVINGS SHARE CAPITAL**

Ivrea, 16 June 2003

Olivetti said that after closure on 12 June 2003 of the period for exercise of withdrawal rights by Olivetti shareholders who did not attend the extraordinary shareholders' meeting of last 26 May (which approved the project for the merger by incorporation of Telecom Italia with and into Olivetti and consequently a company purpose corresponding to that of the merged company, to be adopted upon completion of the merger) and completion of checks on the declarations received from shareholders, **withdrawal rights had been exercised in respect of 10,958,057 Olivetti ordinary shares, representing 0.12% of share capital. The total amount due for reimbursement of withdrawing Olivetti shareholders is therefore Euro 10,940,525.** Withdrawing Olivetti shareholders will be able to receive reimbursement once the merger becomes effective.



Ufficio Stampa e Comunicazione – Press Office and Communications
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

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Consequently, **a maximum total amount of Euro 8,989,059,475 will be allocated for the public tender offer for Telecom Italia ordinary shares (including those represented by American Depositary Shares) (the "Ordinary Share Offer") and for the public tender offer for Telecom Italia savings shares** (the "Savings Share Offer"), which were announced in statements released on 5 June. The amount has been determined by deducting the sum set aside for reimbursement of Olivetti shareholders exercising their withdrawal rights from the overall loan of Euro 9,000,000,000 made available to Olivetti in connection with the operation.

Given this amount and the per-share consideration to be offered (Euro 8.010 per Telecom Italia ordinary share and Euro 4.820 per Telecom Italia savings share), **the Ordinary Share Offer will therefore be made for 908,873,776 ordinary shares (including those represented by American Depositary Shares) and the Savings Share Offer will be made for 354,560,274 savings shares. These quantities represent approximately 17.3% of the shares in the respective classes.**

In any case, if the number of acceptances of the offer for the shares of a class does not reach the maximum amount, funds not utilised to purchase shares of that class will be allocated to the purchase of shares in the other class, until the maximum total amount is reached. Through this device of "communicating channels" – which could modify the percentage of shares in each class to which the offer applies – Olivetti intends to ensure that the highest possible number of Telecom Italia shareholders who wish to tender their shares are able to do so.

If, even after application of the "communicating channels" device, the total number of acceptances received exceeds the maximum total amount, Olivetti will proceed by pro ration.

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